Exhibit 99

TRW Inc. and Subsidiaries
Computation of Ratio of Earnings
to Fixed Charges — Unaudited

(In millions except ratio data)

	Three Months Ended March 31 2002	Years Ended December 31				
		2001	2000	1999	1998	1997
Earnings before income taxes and extraordinary items	$129.2	$140.5	$ 706.4(A)	$ 787.3(B)	$746.1	$239.7(C)
Unconsolidated affiliates	0.3	98.3	1.2	(37.1)	1.0	(8.0)
Minority earnings	4.1	23.2	12.5	22.8	10.5	20.2
Fixed charges excluding capitalized interest	121.3	548.5	606.9	552.1	174.3	123.9
Earnings	$254.9	$810.5	$1,327.0	$1,325.1	$931.9	$375.8
Fixed Charges:						
Interest expense	$103.6	$477.7	$ 523.8	$ 476.7	$114.4	$ 75.4
Capitalized interest	0.9	5.1	5.0	4.7	4.7	4.5
Portion of rents representative of interest factor	17.7	70.8	83.1	75.3	59.9	48.5
Total fixed charges	$122.2	$553.6	$ 611.9	$ 556.7	$179.0	$128.4
Ratio of earnings to fixed charges	2.1x	1.5x	2.2x	2.4x	5.2x	2.9x

(A)   The 2000 earnings before income taxes and extraordinary items of $706.4 million, includes an $11.7 million earnings charge, $6.2 million after the effect of minority interest, for purchased in-process research and development. See "Acquisitions" note in the Notes to Financial Statements of the Company's 2000 Annual Report to Shareholders.

(B)   The 1999 earnings before income taxes and extraordinary items of $787.3 million, includes an $85.3 million earnings charge for purchased in-process research and development. See "Acquisitions" note in the Notes to Financial Statements of the Company's 1999 Annual Report to Shareholders.

(C)   The 1997 earnings before income taxes and extraordinary items of $239.7 million includes a $548 million earnings charge for purchased in-process research and development. See "Acquisitions" note in the Notes to Financial Statements of the Company's 1997 Annual Report to Shareholders.